EXHIBIT 99.11

Infosys Technologies Limited and subsidiaries

Unaudited consolidated statements of income

	Three months ended March 31,
	2003	2004
Revenues	$216,031,052	$302,673,598
Cost of revenues	123,132,703	172,788,038

Gross profit	92,898,349	129,885,560

Operating Expenses:
Selling and marketing expenses	14,914,968	20,567,613
General and administrative expenses	17,424,910	23,476,619
Amortization of stock compensation expense	442,822	—
Amortization of intangible assets	616,526	260,723

Total operating expenses	33,339,226	44,304,955

Operating income	59,499,123	85,580,605
Other income, net	5,509,645	3,564,334

Income before income taxes	65,008,768	89,144,939
Provision for income taxes	11,936,644	12,384,298

Net income	53,072,124	76,760,641

Earnings per share
Basic	0.81	1.16
Diluted	0.80	1.14
Weighted shares used in computing earnings per equity share
Basic	65,580,565	65,895,712
Diluted	66,698,238	67,494,735